VL 3-10-04

A 3-8-2004

RECEIVED
SEC MAIL PROCESSING
FEB 2 7 2004
WASH. D.C. 188 SECTION

SECURIT[...]ISSION

04004640

ANN[...]ORT

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-51097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HUNTER SCOTT FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
110 EAST ATLANTIC AVENUE, SUITE 230
(No. and Street)

DELRAY BEACH (City) FL (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER GOUZOS (561) 265-3614
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD I. GOLDBERG
(Name – *if individual, state last, first, middle name*)

93 RICHMOND LANE (Address) WEST HARTFORD (City) CT (State) 06117 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER GOUZOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNTER SCOTT FINANCIAL, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
Commission #DD157726
Expires: Nov 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC STATE OF FLORIDA

Known personally to me

Signature

MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER SCOTT FINANCIAL LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2003

TABLE OF CONTENTS

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

Hunter Scott Financial LLC
110 East Atlantic Avenue, Suite 230
Delray Beach, FL 33444

INDEPENDENT AUDITORS' REPORT

To The Members of Hunter Scott Financial LLC:

I have audited the accompanying Statement of Financial Condition of Hunter Scott Financial LLC (the "Company") as of December 31, 2003, and the related Statements of Income, Changes in Members' Capital, and Cash Flows for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Hunter Scott Financial LLC at December 31, 2003, and the results of its operations and its cash flows for the year December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

(Continued)

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 6, 2004

HUNTER SCOTT FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 25,098
Deposit With Clearing Organizations	35,023
Commissions Receivable	362,779
Due from Brokers	63,174
Prepaid Expenses	10,086
Total Current Assets	496,160
Property and Equipment - Net of Depreciation of $ 636	13,492
Other Assets	
NASDAQ Investment at Cost	3,300
Security Deposit	3,907
Total Other Assets	7,207
Total Assets	$ 516,859

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 53,382
Commissions Payable	248,664
Total Current Liabilities	302,046
Members' Capital	214,813
Total Liabilities and Members' Capital	$ 516,859

See Notes To Financial Statements

HUNTER SCOTT FINANCIAL LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Income	
Commissions	$ 2,255,190
Interest and Other Income	6,338
Total Income	2,261,528
Operating Expenses	
Payroll, Commissions and related Costs	1,812,002
Clearing Costs	111,113
Professional Fees	21,300
Payments to Members	141,427
Regulatory Fees	37,022
Broker Reimbursed Costs	(124,852)
Office and Administrative	144,246
Total Operating Expenses	2,142,258
Net Income	$ 119,270

See Notes To Financial Statements

HUNTER SCOTT FINANCIAL LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

Members' Capital, January 1, 2003	$ 9,731
Contributions	113,312
	123,043
Distributions	(27,500)
Net Income	119,270
Members' Capital, December 31, 2003	$ 214,813

See Notes To Financial Statements

HUNTER SCOTT FINANCIAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 119,270
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation	636
Decrease (Increase) in:	
Deposit with Clearing Organization	(30,023)
Commissions Receivable	(362,779)
Due from Brokers	(63,174)
Prepaid Expenses	(10,086)
Security Deposit	(3,907)
(Increase) (Decrease) in:	
Accounts Payable and Accrued Expenses	51,772
Commissions Payable	248,664
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(49,627)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	
Purchase of Property and Equipment	(14,128)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Capital Contributions	113,312
Distributions	(27,500)
NET CASH PROVIDED BY FINANCING ACTIVITIES	85,812
Net Increase in Cash and Cash Equivalents	22,057
Cash and Cash Equivalents, Beginning	3,041
Cash and Cash Equivalents, Ending	$ 25,098

See Notes To Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Hunter Scott Financial LLC formerly known as Platinum Capital L.C. (herein referred to as the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, which was organized under the laws of the State of Florida on March 16, 1998, is headquartered in Delray Beach, Florida. The Company acts as a broker dealer in Securities transactions for its customers and uses Advantage Trading Group Inc. and Sterne, Agee & Leach Inc. as its Clearing Brokers. The Company changed its name on March 5, 2003.

NOTE 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Income is recognized when earned, and expenses are recognized when incurred (accrual method).

The accompanying Statement of Financial Condition has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the statement of financial condition are consistent with that rule.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make. Actual results could differ from those estimates.

Cash

For purposes of the Statement of Financial Condition and Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 3. DEPOSIT WITH CLEARING ORGANIZATIONS

As required by the Clearing Organizations, a deposit of $ 15,000 exists at Sterne, Agee & Leach Inc. and $ 22,023 with Advantage Trading Group Inc.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Equipment, furniture and fixtures	$ 7,327
Computers	6,801
	14,128
Less accumulated depreciation	636
	$ 13,492

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company had net capital of $ 119,300 which was $ 99,163 in excess of its required net capital of $ 20,137. The Company's net capital ratio was 2.53 to 1.

NOTE 6. INCOME TAXES

The Limited Liability Company is a partnership entity in which the members declare their respective shares of income or losses, as applicable.

NOTE 7: LEASES

The Company occupies its operating facilities under a five (5) year lease expiring on April 30, 2008 at an annual base rental of $ 15,756 plus common area maintenance and State Sales Tax. The base annual Rental has a 3% annual increase each year in its base. The landlord is holding $ 3,907 as a security deposit. Minimum future lease payments for the next five years are as follows:

2004	$ 24,692
2005	25,432
2006	26,192
2007	26,976
2008	9,080
Total	$ 112,372

The base has one three (3) year renewal option commencing on May 1, 2008

In addition, the Company leases vehicles and office equipment under non-cancelable operating leases. The Company is responsible for all insurance maintenance and taxes on the vehicles.

Base lease payments included as expense for the year ended December 31, 2003 amounted to $ 24,578.

Minimum future lease payments for the next five years are as follows:

2004	$ 78,790
2005	78,790
2006	78,790
2007	63,876
2008	46,330
Total	$ 397,076

SUPPLEMENTAL INFORMATION

HUNTER SCOTT FINANCIAL LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Net Capital Computation	
Total Members' Capital	$ 214,813
Deduction and/or Charges: Total Nonallowable Assets	(94,813)
Net Capital Before Haircuts	120,000
Haircut on Clearing Deposit	700
Net Capital	119,300
Required Minimum Capital - the Greater of $ 5,000 or 6-2/3% of Aggregate Indebtedness of $ 302,046	20,137
Excess Net Capital	$ 99,163
Aggregate Indebtedness	
Aggregated indebtedness as included in Statement of Financial Condition	$ 302,046
Ratio of Aggregate Indebtedness to Net Capital	2.53 to 1
Reconciliation	
Net Capital, per page 10 of the December 31, 2003 Unaudited FOCUS Report, as filed	$ 111,803
Net Audit Adjustments	7,497
Net Capital, per December 31, 2003 audited report, as filed	$ 119,300

See independent auditor's report on additional financial information.

HUNTER SCOTT FINANCIAL LLC

SUPPLEMENTARY NOTE

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

The Company is exempt from Rule 15c3-3 as all customer transactions are cleared through Advantage Trading Group Inc. and Sterne, Agee & Leach Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirement under Rule 15c3-3.

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3.

See independent auditor's report on additional financial information.

Richard I. Goldberg
CERTIFIED PUBLIC ACCOUNTANT
93 Richmond Lane
West Hartford, CT 06117
860-233-6933

To the Members of
Hunter Scott Financial LLC
Delray Beach, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Hunter Scott Financial LLC (the Company), for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications, and comparisons**

2. **Recordation of differences required by Rule 17a-13**

3. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard I. Goldberg
Certified Public Accountant

West Hartford, Connecticut
February 6, 2004